UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

Daniel Zeff

885 Sixth Avenue

New York, New York 10001

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 872885207	13D	Page 2 of 7
(1) NAMES OF REPORTING PERSONS Zeff Capital, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) PN

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of March 31, 2019, as reported in the Form 10-Q filed by TSR, Inc. on April 12, 2019.

	CUSIP No. 872885207	13D	Page 3 of 7
(1) NAMES OF REPORTING PERSONS Zeff Holding Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) OO

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of March 31, 2019, as reported in the Form 10-Q filed by TSR, Inc. on April 12, 2019.

	CUSIP No. 872885207	13D	Page 4 of 7
(1) NAMES OF REPORTING PERSONS Daniel Zeff
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) IN

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of March 31, 2019, as reported in the Form 10-Q filed by TSR, Inc. on April 12, 2019.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2018, as amended on August 23, 2018, September 19, 2018, October 10, 2019, and January 4, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On August 1, 2019, Capital, as the record holder of 304,291 shares of Common Stock, delivered a notice to the Issuer (the “2019 Nomination Notice”) nominating H. Timothy Eriksen and Bradley M. Tirpak for election to the Board as Class I directors. Capital also nominated T. Mark Lonning and Daniel Zeff for election to the Board as Class III directors.

On July 19, 2019, the Issuer disclosed that it will hold its next annual meeting of stockholders on September 13, 2019. Capital believes that the terms of the Class I directors and the Class III directors will conclude at such annual meeting, and both classes of directors will be subject to election, because the Issuer’s governing documents and the Delaware General Corporation Law provide for a maximum three-year term for directors and contemplate that directors who are newly appointed to the Board merely serve out the remainder of a three-year term for the relevant class. In the 2019 Nomination Notice, Capital requested that the Issuer immediately confirm that it intends to elect Class I directors and Class III directors at such annual meeting. If the Issuer does not so confirm, then Capital is prepared to seek appropriate relief from the Delaware Court of Chancery.

In the 2019 Nomination Notice, Capital reserved the right to further nominate, substitute or add additional persons in the event that (1) the Issuer purports to increase the number of directorships; (2) the Issuer makes or announces any changes to the By-laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of Capital’s nominees or any additional nominee nominated pursuant to clauses (1) or (2) of this paragraph or any other business proposed; or (3) any of Capital’s nominees is unable or becomes unwilling for any reason to serve as a director.

The 2019 Nomination Notice also includes proposals concerning (1) the Board taking all necessary steps (other than steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors must be elected on an annual basis; (2) the Board immediately redeeming the Issuer’s poison pill and adopting a policy regarding future poison pill adoptions; (3) amending the By-laws to provide that the number of directors that constitute the whole Board may be increased only with the approval of at least 80% of the authorized directors; and (4) the repeal of any provision or amendment to the By-laws adopted by the Board without stockholder approval after April 9, 2015.

Pursuant to Indemnification Agreements that have been entered into, Capital, in connection with any solicitation at the Issuer conducted by the Reporting Persons, will indemnify Messrs. Eriksen, Tirpak and Lonning against any and all claims of any nature and to reimburse any reasonable and documented out-of-pocket expenses. The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the Form of Indemnification Agreement, which is incorporated by reference as Exhibit 4.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as
general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

/s/ Daniel Zeff

Daniel Zeff

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on August 23, 2018).
2	Letter dated as of September 17, 2018 (incorporated by reference to Exhibit 2 to the Amendment No. 2 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on September 19, 2018).
3	Press release of Zeff Capital, L.P. (incorporated by reference to the DFAN14A filing made by Zeff Capital, L.P. on October 10, 2018).
4	Form of Indemnification Agreement (incorporated by reference to Exhibit 4 to the Amendment No. 3 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on October 10, 2018).
5	Complaint filed by TSR, Inc. (incorporated by reference to Exhibit 5 to the Amendment No. 4 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on January 4, 2019).
6	Notice dated as of August 1, 2019.